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                                     Exhibit 11.1

                  Statement of Computation of Earnings Per Share
                   for the nine months ended September 30, 1996
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                                                             Earnings Per Share
                                                          Primary       Fully Diluted
                                                       -------------    -------------
1. Proceeds upon exercise of options .................   $ 12,333,750    $ 12,333,750
2. Market price of shares
        Closing: 9/30/96 .............................   $       --      $      14.70
        Average: 7/1/96-9/30/96 ......................   $      14.42    $       --
3. Treasury shares that could be repurchased (Options)        855,322         839,031
4. Option shares outstanding .........................        862,500         862,500
5. Common stock equivalent shares (Excess                       7,178          23,469
    shares under option over Treasury
    shares that could be repurchased)
6. Weighted average number of shares outstanding .....     20,344,270      21,271,653
7. Net income for the period .........................   $  7,050,000    $  7,050,000
8. Less: Dividends applicable to
    the preferred stock ..............................   $ (2,625,000)   $ (2,625,000)
    Plus: Interest expense on convertible note .......   $       --      $    578,519
9. Net income applicable to common shares ............   $  4,425,000    $  5,003,519
10.Income per share ..................................   $       0.22    $       0.24
11.Reported income per share .........................   $       0.22    antidilutive
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